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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NATURE’S SUNSHINE PRODUCTS, INC.
Full Name of Registrant

Former Name if Applicable

75 EAST 1700 SOUTH
Address of Principal Executive Office (Street and Number)

PROVO, UTAH 84606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Audit Committee of the Board of Directors of Nature’s Sunshine Products, Inc. (the “Company”) conducted an independent investigation regarding certain sales and commission activities involving certain of the Company’s foreign operations as well as other matters related to the Company consolidated financial statements.

On March 15, 2006, the Audit Committee determined that financial statements filed with the SEC in connection with its Quarterly Reports on Form 10-Q for each of the first three quarters of 2005, its Annual Report on Form 10-K for the year ended December 31, 2004 (which includes financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002), and its Quarterly Reports on Form 10-Q for each of the first three quarters of 2004, 2003 and 2002 should not be relied upon.

On October 7, 2008, the Company filed its Annual Reports on Form 10-K for the years ended December 31, 2006 and 2007, which included restatements of the Company’s previously filed consolidated financial statements for the year ended December 31, 2004 and its previously reported December 31, 2003 consolidated common stock, treasury stock, retained earnings, and accumulated other comprehensive income (loss) to correct items that relate to periods prior to January 1, 2004.

As a result of the ongoing work by the Company to complete its financial statements and the review of the results thereof by Deloitte & Touche LLP, the Company’s independent registered public accounting firm, the Company was unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2008 by the required filing date of November 10, 2008, without unreasonable effort or expense.  The Company does not anticipate that it will be able to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

The Company’s management has discussed these matters with Deloitte & Touche LLP.  The Company is focused on resolving these issues as quickly as possible and plans to file its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2008, as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen M. Bunker	801	342-4300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.
			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NATURE’S SUNSHINE PRODUCTS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 11, 2008	By	/s/ Stephen M. Bunker
Stephen M. Bunker
Chief Financial Officer, Vice President of Finance
And Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).